UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of January 2026 (Report No. 2)

Commission File Number: 001-42796

NASUS PHARMA Ltd.

(Translation of registrant’s name into English)

Yigal Alon 65

Tel Aviv, Israel 6744317

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

CONTENTS

Attached hereto and incorporated herein are the Notice of Meeting, Proxy Statement and Proxy Card for the Special General Meeting of Shareholders of Nasus Pharma Ltd. (the “Company”) to be held on Thursday, March 5, 2026 (the “Meeting”).

Only shareholders of record who hold ordinary shares, no par value, of the Company at the close of business on Monday, February 9, 2026 will be entitled to notice of and to vote at the Meeting and any postponements or adjournments thereof.

Copies of the Notice of Special General Meeting, Proxy Statement and Form of Proxy Card for the Meeting are furnished herewith as Exhibits 99.1, 99.2 and 99.3, respectively.

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Exhibits No.
99.1	Notice for the Special General Meeting of Shareholders to be held on March 5, 2026.
99.2	Proxy Statement for the Special General Meeting of Shareholders to be held on March 5, 2026.
99.3	Form of Proxy Card for the Special General Meeting of Shareholders to be held on March 5, 2026.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nasus Pharma Ltd.

Date: January 29, 2026	By:	/s/ Dan Teleman
	Name:	Dan Teleman
	Title:	Chief Executive Officer

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